1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 29, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONNECTED TRANSACTIONS
ACQUISITIONS OF ENTIRE EQUITY INTERESTS IN
TARGET COMPANIES

The Board announces that the Company has won three open bids on the Shanghai Assets and Equity Exchange to acquire all of the equity interests of each of the Target Companies, and the Company has entered into the Equity Transfers Agreement with the Vendors (including Zhongzhou Aluminum Factory) on 29 October 2009.

As Zhongzhou Aluminum Factory is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, the Acquisitions therefore constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As one of the applicable percentage ratios (as defined under the Hong Kong Listing Rules) for the Acquisitions, calculated on an aggregated basis that exceeds 0.1% but is less than 2.5%, the Acquisitions are subject to reporting and announcement requirements, but are exempt from independent shareholders' approval requirements.

1.	THE ACQUISITIONS

The Board announces that the Company has recently participated in the open bidding process on the Shanghai Assets and Equity Exchange and has won three open bids to acquire all of the equity interests of each of the Target Companies, and the Company has entered into the Equity Transfers Agreement with the Vendors on 29 October 2009.

2.	EQUITY TRANSFERS AGREEMENT

Date

29 October 2009

Parties

(1)	Zhongzhou Aluminum Factory (being the Vendor for each of the Zhongzhou Aluminum Interest; 74% of the Hongrui Interest; and the Xincheng Interest), a connected person of the Company;

(2)	Zhongzhou Aluminum Factory Labor Services Company Limited (being the Vendor for 26% of the Hongrui Interest), an Independent Third Party; and

(3)	the Company (being the purchaser for the Target Interests)

Consideration and Payment

The Company agrees to pay approximately RMB14.43 million for the Zhongzhou Aluminum Interest, approximately RMB12.2 million for the Hongrui Interest and RMB3.37 million for the Xincheng Interest.

The consideration is determined principally by reference to the appraisal values for each of the Target Interests as at the Appraisal Date set forth in the section headed "Financial Information" of this announcement.

The consideration shall be paid in cash within 5 business days from the date of the Equity Transfers Agreement. The Company intends to finance the Acquisitions through its internal resources.

Completion

The Equity Transfers Agreement is effective upon signing. The parties to the Equity Transfers Agreement undertake to complete the registration with the Administration for Industry and Commerce within thirty days, or as soon as practicable thereafter, after the date of the Equity Transfers Agreement. Starting from the date of Equity Transfers Agreement, all rights, liabilities, profits, losses and risks attached to the entire equity interests in each of the Target Companies will be enjoyed or borne by the Company.

3.	INFORMATION OF THE TARGET COMPANIES

The Company has won the bids for the entire equity interests in each of the Target Companies as set out below:

	% of equity
	interests in
Name of	the target
the target company	company	Vendor

Zhongzhou Aluminum	100%	Zhongzhou Aluminum Factory

Hongrui	74%	Zhongzhou Aluminum Factory

	26%	Zhongzhou Aluminum Factory
		Labor Services Company Limited

Xincheng	100%	Zhongzhou Aluminum Factory

Henan Zhongzhou Aluminum Construction Company Limited ("Zhongzhou Aluminum")

Zhongzhou Aluminum is a limited liability company that was established in the PRC on 9 April 2002. It is principally engaged in the provision of construction and engineering services for mining industry.

The following table sets forth the unaudited net asset value of Zhongzhou Aluminum as at 31 March 2009 and its audited net profit before and after taxation for the two financial years ended 31 December 2007 and 2008, determined in accordance with PRC accounting standards.

Unaudited
net asset value	Audited net	Audited net
as at 31 March	profit before taxation	profit after taxation
2009	2007	2008	2007	2008
RMB	RMB	RMB	RMB	RMB
(million)	(million)	(million)	(million)	(million)

24.21	4.8	5.97	2.36	4.36

According to a valuation report based on the replacement method (i.e., by estimating the cost to create an exact duplicate that is based on the prevailing market costs), the appraised value of the Zhongzhou Aluminum Interest as at 31 March 2009 was approximately RMB14.43 million. The appraisal was conducted by Shanghai Dongzhou Assets Appraisal Co. Ltd, a PRC qualified appraiser and an Independent Third Party.

The major assets of Zhongzhou Aluminum consist of accounts receivables, prepayments and currencies.

Jiaozuo Hongrui Chemical Company Limited ("Hongrui")

Hongrui is a limited liability company that was established in the PRC on 29 November 2005. It is principally engaged in the supply of chemical products and accessory supplies for the mining industry.

The following table sets forth the unaudited net asset value of Hongrui as at 31 March 2009 and its audited net profit before and after taxation for the two financial years ended 31 December 2007 and 2008, determined in accordance with PRC accounting standards.

Unaudited
net asset value	Audited net	Audited net
as at 31 March	profit before taxation	profit after taxation
2009	2007	2008	2007	2008
RMB	RMB	RMB	RMB	RMB
(million)	(million)	(million)	(million)	(million)

11.11	5.79	3	3.88	2.17

According to a valuation report based on the replacement method, the appraised value of the Hongrui Interest as at 31 March 2009 was approximately RMB12.2 million. The appraisal was conducted by Shanghai Dongzhou Assets Appraisal Co. Ltd, a PRC qualified appraiser and an Independent Third Party.

The major assets of Hongrui consist of accounts receivables, inventory and fixed assets.

Henan Xincheng Construction Supervisory Services Company Limited ("Xincheng")

Xincheng is a limited liability company that was established in the PRC on 19 May 2004. It is principally engaged in the provision of supervisory services for construction works.

The following table sets forth the unaudited net asset value of Xincheng as at 31 March 2009 and its audited net profit before and after taxation for the two financial years ended 31 December 2007 and 2008, determined in accordance with the PRC accounting standards.

Unaudited
net asset value	Audited net	Audited net
as at 31 March	profit before taxation	profit after taxation
2009	2007	2008	2007	2008
RMB	RMB	RMB	RMB	RMB
(million)	(million)	(million)	(million)	(million)

3.45	1.11	1.77	0.58	0.85

According to a valuation report based on replacement method, the appraised value of the Xincheng Interest as at 31 March 2009 was approximately RMB3.37 million. The appraisal was conducted by Shanghai Dongzhou Assets Appraisal Co. Ltd, a PRC qualified appraiser and an Independent Third Party.

The major assets of Xincheng consist of currencies and accounts receivables.

Upon completion of the Acquisitions, Zhongzhou Aluminum, Hongrui and Xincheng will each become a wholly-owned subsidiary of the Company, and their financial results will be consolidated to the Group.

Original Purchase Prices of the Target Companies Incurred by the Vendors

The following table sets forth the original purchase prices of the Target Companies incurred by the Vendors:

	% of equity	Original
	interests in the	purchase
Name of the target company	target company	price
		RMB (million)

Zhongzhou Aluminum	100%	22.7

Hongrui Chemical	74%	7.4

	26%	2.6

Xincheng	100%	3

4.	REASONS FOR AND BENEFITS OF THE ACQUISITIONS

After taking into account the market potential of the businesses of the Target Companies and the possible future earnings contribution of the Target Companies to the Group in the future, the Directors believe the Acquisitions can broaden the Group's income base and improve its financial performance. Considering the Acquisitions were conducted on the open market at the Shanghai Assets and Equity Exchange, the Board (including independent non-executive Directors) is of the view that the terms of the Equity Transfers Agreement are on normal commercial terms, fair and reasonable, and in the interests of the Company and its shareholders as a whole.

5.	INFORMATION ON THE PARTIES

The Company

The Company is the largest producer of alumina, primary aluminum and aluminum fabrication in the PRC. The scope of business of the Company includes bauxite mining, alumina refining, primary aluminum smelting and the manufacture of aluminum fabrication materials. Its principal products include alumina, primary aluminum and aluminum fabrication materials.

Zhongzhou Aluminum Factory

Zhongzhou Aluminum Factory is principally engaged in the processing of limestone ores and bauxite ores, car repairs, installation and maintenance of special purpose facilities, property leasing and provision of mine products.

Zhongzhou Aluminum Factory Labor Services Company Limited

Zhongzhou Aluminum Factory Labor Services Company Limited is principally engaged in provision of daily goods, hardware tools, home electrical appliances, automobile accessories, bicycles and building materials.

6.	HONG KONG LISTING RULES IMPLICATIONS

As Zhongzhou Aluminum Factory is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, Zhongzhou Aluminum Factory is a connected person of the Company under the Hong Kong Listing Rules. The acquisitions of Zhongzhou Aluminum Interest, 74% of the Hongrui Interest and the Xincheng Interest from Zhongzhou Aluminum Factory therefore constitute connected transactions of the Company.

Notwithstanding the fact that the acquisition of 26% of the Hongrui Interest from Zhongzhou Aluminum Factory Labor Services Company Limited is not a connected transaction per se, having considered the implications of Rules 14A.25 and 14A.26 of the Hong Kong Listing Rules, the Company aggregates the impact of all transactions under Acquisitions and classifies the Acquisitions as if they were one transaction under Chapter 14A of the Listing Rules.

Given that one of the applicable percentage ratios (as defined under the Hong Kong Listing Rules) for the Acquisitions, calculated on an aggregate basis, exceeds 0.1% but is less than 2.5%, the Acquisitions are subject to reporting and announcement requirements, but are exempt from independent shareholders' approval requirements.

7.	DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context otherwise requires:

"Acquisitions"	the acquisitions by the Company of the Target Interests pursuant to the Equity Transfers Agreement

"Appraisal Date"	31 March 2009, being the date for the appraisals of the values of the Target Companies

"Board"	the board of directors of the Company

"Chinalco"	Aluminum Corporation of China, a state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 41.82% of the total issued shares of the Company

"Company"

Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, whose A shares, H shares and American Depositary Receipts are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

"Directors"	the director(s) of the Company

"Equity Transfers Agreement"

the equity transfers agreement dated 29 October 2009 entered into among the Company, Zhongzhou Aluminum Factory and Zhongzhou Aluminum Factory Labor Services Company Limited, relating to the Acquisitions

"Group"	the Company and its subsidiaries

"H share(s)" the overseas	listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB 1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Hongrui"	Jiaozuo Hongrui Chemical Company Limited

"Hongrui Interest"	100% equity interest in Hongrui currently held as to 74% by Zhongzhou Aluminum Factory and as to 26% by Zhongzhou Aluminum Factory Labor Services Company Limited

"Independent Third Party"	(a) person(s) or company(ies) who/which is/are independent of the Group and its connected persons as defined under the Hong Kong Listing Rules

"PRC"	The People's Republic of China which, for the purposes of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

"RMB"	Renminbi, the lawful currency of the PRC

"Target Companies"	Zhongzhou Aluminum, Hongrui and Xincheng

"Target Interest(s)"	Zhongzhou Aluminum Interest, Hongrui Interest and Xincheng Interest

"Vendor(s)"

in respect of the Zhongzhou Aluminum Interest, the Xincheng Interest and 74% of the Hongrui Interest, being Zhongzhou Aluminum Factory; and/or in respect of 26% of the Hongrui Interest, being Zhongzhou Aluminum Factory Labor Services Company Limited

"Xincheng"	Henan Xincheng Construction Supervisory Services Company Limited

"Xincheng Interest"	100% equity interest in Xincheng currently held by Zhongzhou Aluminum Factory

"Zhongzhou Aluminum"	Henan Zhongzhou Aluminum Construction Company Limited

"Zhongzhou Aluminum	Chinalco Zhongzhou Aluminum Factory
Factory"

"Zhongzhou Aluminum	100% equity interest in Zhongzhou Aluminum currently held by Zhongzhou Aluminum Factory
Interest"

"Zhongzhou Aluminum	Zhongzhou Aluminum Factory Labor Services Company Limited, an Independent Third Party
Factory Labor Services
Company Limited"

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
29 October 2009

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary